T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

January 4, 2010	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

LEVON CLOSES $2.3 MILLION BROKERED PRIVATE PLACEMENT

Levon Resources Ltd. (the “Company”) is pleased to announce that it has completed a brokered private placement of 6,651,000 units at a price of $0.35 per unit for gross proceeds of $2,327,850.  The offering was initially announced on December 18, 2009 for 5,720,000 units with an oversubscription allotment of $500,000.  The offering was oversubscribed by 931,000 units.

Salman Partners Inc. and Bolder Investment Partners, Ltd. were the lead agents for this brokered private placement.

Each unit consists of one common share and one-half  common share purchase warrant.  Each full warrant will entitle the purchaser to purchase one additional common share at a price of $0.55 for a term of one year expiring on December 31, 2010.

The Company has paid commissions to the agents equal to 7.0% of the gross proceeds from the offering raised by the agents, paid by way of an aggregate of $94,735.16 in cash and an aggregate of 187,898 units.  The 187,898 units have the same terms as the units issued under the private placement.  The Company has also issued to the agents an aggregate of 458,570 agent’s warrants equal to 7.0% of the aggregate number of units sold by the agents pursuant to the offering. The agent’s warrants are exercisable to purchase one common share of the Company at $0.55 per share for a period of one year expiring on December 31, 2010.

All securities issued under this private placement, including those issued to the agents, are subject to a four month and a day hold period, expiring on May 1, 2010.

The net proceeds will be used to finance continuing exploration and development activities at the Company's Cordero-Sanson joint venture project in Chihuahua, Mexico, and general working capital requirements.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Norma Sass and Ruf claims  located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA.  The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.